ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-237519

DOLLAR GENERAL CORPORATION
PRICING TERM SHEET
September 6, 2022

$750,000,000 4.250% Senior Notes Due 2024

$550,000,000 4.625% Senior Notes Due 2027

$700,000,000 5.000% Senior Notes Due 2032

$300,000,000 5.500% Senior Notes Due 2052

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated September 6, 2022, supplementing the base prospectus and registration statement (File No. 333-237519) filed with the Securities and Exchange Commission (the “SEC”). The information in this pricing term sheet supplements such preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement and base prospectus to the extent it is inconsistent with the information contained therein. Terms used and not defined herein have the meanings assigned in such preliminary prospectus supplement.

Issuer:	Dollar General Corporation
Expected Settlement Date:	September 20, 2022 (T+10)*
Current Ratings**:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

	$750,000,000 4.250% Senior Notes Due 2024	$550,000,000 4.625% Senior Notes Due 2027	$700,000,000 5.000% Senior Notes Due 2032	$300,000,000 5.500% Senior Notes Due 2052
Final Maturity Date:	September 20, 2024	November 1, 2027	November 1, 2032	November 1, 2052
Principal Amount:	$750,000,000	$550,000,000	$700,000,000	$300,000,000
Coupon:	4.250%	4.625%	5.000%	5.500%
Interest Payment Dates:	March 20 and September 20, commencing on March 20, 2023	May 1 and November 1, commencing on May 1, 2023	May 1 and November 1, commencing on May 1, 2023	May 1 and November 1, commencing on May 1, 2023
Price to Public:	99.907%, plus accrued interest, if any, from September 20, 2022	99.903%, plus accrued interest, if any, from September 20, 2022	99.654%, plus accrued interest, if any, from September 20, 2022	99.902%, plus accrued interest, if any, from September 20, 2022
Benchmark Treasury:	3.250% U.S. Treasury due August 31, 2024	3.125% U.S. Treasury due August 31, 2027	2.750% U.S. Treasury due August 15, 2032	2.875% U.S. Treasury due May 15, 2052

Benchmark Treasury Price and Yield:	99-16 7/8; 3.499%	98-17+; 3.445%	95-00+; 3.343%	88-13; 3.506%
Spread to Benchmark Treasury:	80 basis points	120 basis points	170 basis points	200 basis points
Yield to Maturity:	4.299%	4.645%	5.043%	5.506%
Make-Whole Call:	T+15 basis points (prior to September 20, 2024)	T+20 basis points (prior to October 1, 2027)	T+30 basis points (prior to August 1, 2032)	T+30 basis points (prior to May 1, 2052)
Par Call:	None	On and after October 1, 2027 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date	On and after August 1, 2032 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date	On and after May 1, 2052 at 100%, plus accrued and unpaid interest to, but excluding, the redemption date
Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to repay all $900 million outstanding principal amount of its 3.25% senior notes due 2023, including payment of any applicable premium, to reduce its commercial papers notes outstanding (excluding $192 million of commercial paper notes held by one of its wholly-owned subsidiaries) and, to the extent of any remaining proceeds, for general corporate purposes, which may include the repayment of other indebtedness and repurchases of common stock under the Issuer’s existing share repurchase program.
CUSIP and ISIN:	CUSIP: 256677 AJ4 ISIN: US256677AJ41	CUSIP: 256677 AK1 ISIN: US256677AK14	CUSIP: 256677 AL9 ISIN: US256677AL96	CUSIP: 256677 AM7 ISIN: US256677AM79

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.
Senior Co-Managers	Truist Securities, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC Regions Securities LLC
Co-Managers	BNP Paribas Securities Corp. KeyBanc Capital Markets Inc. Capital One Securities, Inc. Huntington Securities, Inc. CastleOak Securities, L.P.

*Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at (800) 831-9146; Goldman Sachs & Co. LLC at (201) 793-5170; or Wells Fargo Securities, LLC at (800) 645-3751.